Mail Stop 4720

September 21, 2009

Isaac Cohen
Chairman and Chief Executive Officer
Bionovo, Inc.
5858 Horton Street, Suite 400
Emeryville, California 94608

> **Re:** **Bionovo, Inc.**
> **Registration Statement on Form S-1**
> **Filed September 10, 2009**
> **File No. 333-161816**

Dear Mr. Cohen:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form S-1

General

1. We note your disclosure that you and the placement agent may sell units to investors that exclude the warrants, provided that the sale of units that exclude such warrants shall be at the same offering price per unit as all other investors. Please revise your disclosure to provide additional discussion about the sale of units excluding warrants. Please explain why an investor would want to pay the same price for units excluding the warrants as units including the warrants.

Use of Proceeds, page 23

2. Please elaborate on the how you will allocate the funds derived from this offering in the event that the full amount is not received. For example, please indicate how you will allocate the proceeds at various benchmarks in the amount of securities you sell such as at 25%, 50%, 75%, and 100% of expected proceeds.

Abandoned Private Placement, page 71

3. We note that you disclose that on September 8, 2009 you abandoned a private placement with certain investors to be completed in reliance upon Rule 506 of Regulation D to enable you to pursue the public offering of your securities under this registration statement. Please confirm that the securities included in the abandoned private placement are not included and will not be sold in the proposed offering under this registration statement.

Exhibits and Financial Statement Schedules, page II-3

4. Please file you placement agreement with Dawson James Securities, Inc. as an exhibit to your registration statement.

*   *   *

As appropriate, please amend your registration statement in response to this comment. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your response to our comment and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Please contact Bryan Pitko at (202) 551-3203 with any questions.

Sincerely,

Jeffrey Riedler
Assistant Director

cc: Robert H. Cohen
        Greenberg Traurig, LLP
        MetLife Building
        200 Park Avenue
        New York, New York 10166